For Immediate Release                                      Contact:  Rick Miller

                                                                    404-572-6787

   Pacific Partners Acquires Substantial Equity Stake in Del Webb Corporation

         Phoenix, Arizona - August 17, 2000. Pacific Partners, LLC announced today its acquisition of a substantial equity stake in Del Webb Corporation (NYSE:WBB). The Pacific Partners equity position, described in a Schedule 13D filed with the Securities and Exchange Commission on August 17, 2000, consists of 975,886 shares of Del Webb's common stock representing approximately 5.32% of Del Webb's outstanding stock.

         The Schedule 13D filing reports that Pacific Partners believes Del Webb's stock could present significant opportunities for realization of increased shareholder value if management can successfully address future challenges. The principals of Pacific Partners have requested a meeting with Del Webb's management to better understand the steps management intends to take to maximize the value of the Company's recognized brand name and increase shareholder value. In its letter to management, Pacific Partners noted that the Company is highly leveraged. Impending debt maturities and certain restrictive covenants relating to the Company's indebtedness present liquidity issues and are limiting the Company's financial flexibility. This, in turn, is not allowing the Company to take advantage of both present and future opportunities according to Pacific Partners.

         The Schedule 13D filing also reports that Pacific Partners may evaluate and discuss with management the terms upon which a significant strategic equity investment could be made in the Company to address any pending liquidity issues and delever the Company's balance sheet. Pacific Partners believes that shareholder value cannot be maximized unless these issues are resolved. Based on the outcome of any such meetings and further assessment, Pacific Partners may seek representation on Del Webb's Board of Directors at its 2000 Annual Meeting of Stockholders.

         Pacific Partners, LLC is a private investment firm. Further information regarding Pacific Partners is contained in its Schedule 13D relating to Del Webb filed with the Securities and Exchange Commission on August 17, 2000.